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FOR IMMEDIATE RELEASE

CONTACT:  Brad Samson, Wallace, 708/449-8600

          Jeff Zilka or Roy Wiley, Hill & Knowlton,         312/255-1200


                WALLACE REPORTS PRELIMINARY VOTING RESULTS; MOORE
              DEFEATED IN BID TO GAIN CONTROL OF BOARD OF DIRECTORS


Hillside, Ill., December 13 -- Wallace Computer Services, Inc. (NYSE: WCS) today said that Moore Corporation's two proposals to gain control of the Wallace board of directors have failed.

     Preliminary results show that as a percentage of total shares outstanding, the related proposals received only 59.9 percent at Wallace's annual meeting, falling far short of the 80 percent required for approval.

     The annual meeting was held on December 8. The preliminary results were reported today by Corporation Trust Company, the inspectors of election.

     Ted Dimitriou, Wallace board chairman, said "The fact that Moore's proposals to unseat the board were supported by only 59.9 percent of the total outstanding shares is a clear indication that a substantial number of our shareholders share the view of the Board of Directors and its financial advisor, Goldman, Sachs & Company, that Moore's $60 per share hostile tender offer is inadequate."

     "With the proxy contest behind us, we can now refocus on serving our customers and reaping the benefits of our substantial investment in product and market development," Dimitriou said. "We are continuing to grow our business at a rapid pace and November's results exceeded our expectations."

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Add One/Preliminary


     The preliminary results indicate that Moore's three nominees received approximately 56.4 percent of the total shares outstanding and will be elected to the board. Preliminary results also showed that Moore's proposal to eliminate a notice provision from the Wallace bylaws passed, receiving approximately 59.6 percent of the total shares.

     The annual meeting of shareholders will reconvene January 5 at which time the official proxy voting results and final report of the inspectors of election will be submitted. At that time, new directors will be duly elected and qualified.

     Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. Founded in Chicago in 1908, Wallace is headquartered in Hillside, Illinois with manufacturing, distribution and sales facilities throughout the United States.


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